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                                                                      Exhibit 99

Pursuant to Rule 12b-23 under the Securities and Exchange Act, the text below from the Company's Annual Report on Form 10-K is filed as to matters incorporated by reference in Part II, Item 1 ("Legal Proceedings").

Environmental Matters

The Company is subject to various federal, state and foreign laws and regulations which impose stringent requirements for the control and abatement of air and water pollutants and contaminants and the manufacture, transportation, storage, handling and disposal of hazardous substances, hazardous wastes, pollutants and contaminants.

In particular, under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and various other federal and state laws, a current or previous owner or operator of a facility may be liable for the removal or remediation of hazardous materials at the facility. Such laws typically impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous materials. In addition, pursuant to the Resource Conservation and Recovery Act ("RCRA") and state laws governing the generation, transportation, treatment, storage or disposal of solid and hazardous wastes, owners and operators of facilities may be liable for removal or remediation, or other corrective action at areas where hazardous materials have been released at a facility. The costs of removal, remediation or corrective action may be substantial, and the presence of hazardous materials in the environment at any of the Company's facilities, or the failure to abate such materials promptly or properly, may adversely affect the Company's ability to operate such facilities. CERCLA and analogous state laws also impose liability for investigative, removal and remedial costs on persons who dispose of or arrange for the disposal of hazardous substances at facilities owned or operated by third parties. Liability for investigative, removal and remedial costs under such laws is retroactive, strict, and joint and several.

The Clean Air Act and similar state laws govern the emission of pollutants into the atmosphere. The Federal Water Pollution Control Act and similar state laws govern the discharge of pollutants into the waters of the United States. RCRA and similar state laws govern the generation, transportation, treatment, storage, and disposal of solid and hazardous wastes. Finally, the Toxic Substances Control Act regulates the manufacture, processing, and distribution of chemical substances and mixtures, as well as the disposition of certain hazardous substances. The costs of compliance with such laws and regulations promulgated thereunder may be substantial, and regulatory standards under such statutes tend to evolve towards more stringent requirements, which might, from time to time, make it uneconomic or impossible to continue operating a facility. Non-compliance with such requirements at any of the Company's facilities could result in substantial civil penalties
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or the inability of the Company to operate all or part of the facility.

In addition, certain state and federal laws govern the abatement, removal, and disposal of asbestos-containing materials and the maintenance of underground storage tanks and equipment which contains or is contaminated by polychlorinated biphenyls.

Pursuant to Rule 12b-23 under the Securities and Exchange Act, the text below from the Company's Annual Report on Form 10-K is filed as to matters incorporated by reference in footnote 2 to Part I, Item 1 ("Notes to Consolidated Financial Statements").

During 1998 the Company completed the following acquisitions and dispositions:

On June 24, 1998, the Company acquired assets of the OrePrep minerals processing product line ("OrePrep") from Baker Petrolite Corporation for approximately $9.0. The acquisition resulted in an excess of the purchase price over the assets acquired of $8.3, which is included in Acquisition Intangibles in the Consolidated Balance Sheet and will be amortized on a straight-line basis over a period of up to 40 years. OrePrep supplies mineral processing reagents and services to the mining industry. The acquired product line was integrated into the Company's existing mining chemicals product line.

On July 31, 1998, the Company completed the purchase from Dyno Industrier ASA of Oslo, Norway, of Dyno's global amino coatings resin business (the "Dyno Business"), which consisted primarily of Dyno's 50% interest in Dyno-Cytec, a European joint venture, for approximately $55.7. Payment of the purchase price was funded under the Company's Credit Facility. The acquisition resulted in an excess of the purchase price over the assets acquired of $40.7, which is included in Acquisition Intangibles in the Consolidated Balance Sheet and will be amortized on a straight-line basis over a period of up to 40 years. The acquired business produces and sells cross-linking resins for coating applications primarily in Europe from a single manufacturing plant in Lillestrom, Norway. The acquired business was integrated into the Company's existing specialty resins product line.

On October 9, 1998, the Company completed its acquisition of The American Materials & Technologies Corporation ("AMT") in a stock transaction designed to qualify as a tax-free reorganization. Under the terms of the transaction, each AMT share was converted into the right to receive 0.3098 of a share of Cytec common stock. In the transaction, the Company issued from Treasury 1,248,620 shares of common stock. In addition, outstanding options and warrants to acquire AMT stock were converted into a total of 259,308 incentive and non-qualified stock options, at a weighted average exercise price of $10.07 per share, and 75,901 warrants that allow the holders to purchase the Company's common stock at a weighted average price of $25.14 per share. The cost of the acquisition was
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approximately $26.8, including the shares issued, options and warrants converted and previous shares acquired, plus the assumption of approximately $5.4 in debt. AMT manufactures and markets advanced composite materials for customers in the aerospace, defense, transportation and other industries. The acquisition resulted in an excess of the purchase price over the assets acquired of $23.6, which is included in Acquisition Intangibles in the Consolidated Balance Sheet and will be amortized on a straight-line basis over a period of up to 40 years. The acquired business was integrated into the Company's existing specialty materials product line. On October 26, 1998, the Company sold the assets of the AMT graphite golf shaft business for approximately $6.2 in cash.

All three acquisitions have been accounted for under the purchase method of accounting. Consolidated results of operations have been included from the date of acquisition. Consolidated results of operations for 1998 or 1997 would not have been materially different if any of the acquisitions had occurred on January 1, 1997. Accordingly, pro forma sales, net earnings and earnings per share disclosures have not been provided.

On November 23, 1998, the Company completed the sale of its bulk molding compounds business to Bulk Molding Compounds, Inc. of West Chicago, Illinois for $17.0 in cash, resulting in a pretax gain of $4.4. The business acquired by Bulk Molding Compounds, Inc. included Cytec's manufacturing, laboratory and sales facility located at Perrysburg, Ohio.

Pursuant to Rule 12b-23 under the Securities and Exchange Act, the text below from the Company's Annual Report on Form 10-K is filed as to matters incorporated by reference in Part I, Item 3 ("Quantitative and Qualitative Disclosures About Market Risk").

The following discussion provides forward-looking quantitative and qualitative information about the Company's potential exposures to market risk arising from changes in foreign currency rates, commodity prices and interest rates. Actual results could differ materially from those projected in this forward-looking analysis. The Company's exposure to market risk from equity price changes was immaterial at December 31, 1998.

Market risk represents the potential loss arising from adverse changes in the value of financial instruments. The risk of loss is assessed based on the likelihood of adverse changes in fair values, cash flows or future earnings.

In the ordinary course of business, the Company is exposed to various market risks, including fluctuations in foreign currency rates, commodity prices and interest rates. To manage the exposure related to these risks, the Company may engage in various derivative transactions in accordance with Company-established policies. The Company neither holds nor issues financial instruments for trading purposes. Moreover, the Company enters into financial instrument transactions either
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through regulated future exchanges or with major financial institutions, thereby limiting exposure to credit- and performance-related risks.

Foreign Exchange Rate Risk
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The risk of adverse exchange rate fluctuations is mitigated by the fact that there is no concentration of foreign currency exposure. In addition, the Company enters into foreign exchange forward contracts primarily to hedge currency fluctuations of transactions denominated in foreign currencies. At December 31, 1998, the principal transactions hedged were short-term intercompany loans and intercompany trade accounts receivable and payable. The maturity dates of the foreign exchange contracts are less than six months and strongly correlate to the maturity date of the underlying transaction. The foreign exchange gains or losses and the offsetting losses or gains of the hedged transaction are marked to market and reflected in net earnings.

At December 31, 1998, the Company had net foreign exchange contracts to purchase various currencies, principally British pounds and Dutch guilders, for $21.4 and to sell various currencies, principally British pounds and German marks for $11.3. The differences between fair value of all outstanding contracts at year-end and the contract amounts were immaterial. Assuming that year-end exchange rates between the underlying currencies of all outstanding foreign exchange contracts and the various hedged currencies were to adversely change by a hypothetical 10%, the change in the fair value of all outstanding contracts at year-end would be a decrease of approximately $2.8. However, since these contracts hedge foreign currency denominated transactions, any change in the fair value of the contracts would be offset by changes in the underlying value of the transaction being hedged.

At December 31, 1998, non-derivative financial instruments subject to foreign exchange rate risk consisted primarily of $10.3 in foreign currency denominated short-term debt. Assuming that year-end exchange rates were to adversely change by a hypothetical 10%, the increase in the fair value would be approximately $1.0.

Commodity Price Risk
--------------------
Occasionally, the Company utilizes futures contracts, predominately involving natural gas, to manage its exposure to price risk associated with the production of ammonia, methanol and other building block chemical products. The maturity of these contracts correlate highly to the actual purchases of the commodity. The contracts are principally settled through actual delivery of the physical commodity and have the effect of securing predetermined prices that the Company pays for the underlying commodity. Accordingly, while these contracts limit the Company's exposure to increases in commodity prices, they also limit the potential benefit the Company might have otherwise received from decreases in commodity prices.
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At December 31, 1998, the Company had $4.6 net natural gas futures contracts with January, February and March 1999 delivery dates outstanding. Based on year-end prices, the Company had a net unrealized loss of $1.0. Assuming that year-end prices were to adversely change by a hypothetical 10%, the incremental increase in cost of goods sold would be approximately $0.4.

Interest Rate Risk
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At December 31, 1998, the financial liabilities of the Company exposed to changes in interest rates consisted mainly of $10.3 in foreign currency denominated short-term borrowings and $100.0 variable rate borrowings outstanding under the Credit Facility. The Company is also party to an interest rate swap agreement that converts $20.0 of variable rate interest obligations on the Company's Credit Facility to fixed rate interest obligations. Assuming that a hypothetical increase of 1% in interest rates and all other variables, i.e., foreign exchange rates and debt levels, were to remain constant, interest expense would increase $0.9 per year. Included in long-term debt is also $319.5 of fixed rate public debt, which is not subject to interest rate risk.